Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of DMC Global Inc. for the registration of common stock, preferred stock, warrants, debt securities, purchase contracts, and units and to the incorporation by reference therein of our reports dated March 9, 2017, with respect to the consolidated financial statements and schedules of DMC Global Inc., and the effectiveness of internal control over financial reporting of DMC Global Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP

Denver, Colorado
March 9, 2017